Form ATS-N draft filing for ATS-1 (MS Trajectory Cross)

Part Number	Item Number	Question	Answer
Cover	N/A	Does the NMS Stock ATS currently operate pursuant to a Form ATS	Yes.
Cover	N/A	Type of Filing	Initial Form ATS-N (first line)
Part I	Item 1	Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker-dealer registered with the Commission	Yes.
Part I	Item 2	Full name of the registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD	Morgan Stanley & Co. LLC (MS&Co)
Part I	Item 3	Full name(s) of the NMS Stock ATS under which business is conduct, if different:	MS Trajectory Cross ATS-1
Part I	Item 4	Provide the SEC file number and CRD number of the Broker-Dealer Operator:	a: SEC File No.: 8-15869 b: CRD No.: 8209
Part I	Item 5	Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:	a: National Securities Association: FINRA b: Effective Date of Membership: June 30, 1970 c: MPID of the NMS Stock ATS: MSTX
Part I	Item 6	Provide, if any, the website URL of the NMS Stock ATS	http://www.morganstanley.com/disclosures/morgan-stanley-dark-pools
Part I	Item 7	Provide the primary, and if any, secondary physical street address(es) of the NMS ATS matching system	The matching system is located at the NY5 data center located at 800 Secaucus Road, Secaucus, NJ 07094.

Part Number	Item Number	Question	Answer
Part I	Item 8	Attached as Exhibit 1 the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.	Check the box for "Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing."
Part I	Item 9	Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.	Check the box for "Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing."
Part I	Item 10	For filings made pursuant to Rule 304(a)(2)(i)(A) through (D) (i.e., Form ATS-N Amendments), attach as Exhibit 3 a document marked to indicate changes to "yes" or "no" answers or additions to or deletions from any Item in Part 1, II, and Part III, as applicable. Do not include in Exhibit 3 Items that are not changing.	N/A
Part II	Item 1a	Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g. quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, | Yes.

Any sales or trading business in the Institutional Equity Division (IED) or Fixed Income Division (FID) of MS&Co can enter an order

Business units of the Broker-Dealer Operator are permitted to enter orders into Morgan Stanley algorithms, certain of which generate conditional indications (as described in Part III, Item 9(a)) in ATS-1 on behalf of such business units. Those conditional indications may receive firm-up requests which may, in turn, result in orders (as described in |

Part Number	Item Number	Question	Answer
		agency, riskless principal).	Part III, Item 7(a)) entered into ATS-1.

The following bBusiness units of the Broker-Dealer Operator can enter orders in Morgan Stanley algorithms, which in turn can result in conditional indications and/or orders being placed in ATS-1 on behalf of such business units on an agency, principal, or riskless principal basis. All business units of MS&Co use the MSCO MPID. Business units are described below and reflect the desk trading and managing risk for such product.

- Core (Cash) Products (trading and market making related to domestic and international equities)
- ETF (trading of domestic and international exchange traded funds and underlying equities)
- Morgan Stanley Electronic Trading (electronic trading of equities, options, and futures)
- Portfolio Products/Program Trading (trading of customer single orders and program orders; executing guaranteed benchmark trades and blind principal risk transactions)
- Automated Marking Making (listed equity options market making and related hedging)
- Convertible Products (trading of convertible bonds, convertible preferred equities, and equity warrants)
- Corporate Equity Products (handling of corporate repurchases)
- Exotic Products (trading of structured notes, complex OTC equity derivatives products, single name volatility/variance swaps, and dispersion)
- Index Products (trading of listed and OTC broad- and narrow-based index options, ETF options, ETN options, volatility index options, depository receipt options, volatility/variance swaps, equity structured products (OTC), and volatility index futures)
- Single Name Products (trading of listed and OTC equity options, equity sector index options, ETF options, depository receipt options, ETN options, volatility/variance swaps, and dividend swaps)
- Core Prime Brokerage (trading of equities, equity options, and other equity-related instruments to manage stock lending risk)
- Delta One Structured Products (engaging in financing transactions in a variety of equity and |

Part Number	Item Number	Question	Answer
			equity-related instruments by providing long and short equity linked exposure both with clients and swap market participants; structuring of customized financing, yield enhancement and hedging transactions for clients and Morgan Stanley) - Credit Corporates (trading of corporate bonds, CDS, credit indices, corporate loans, and other fixed income instruments; may use various equity products for hedging purposes including but not limited to single name stocks, ETFs, equity options and equity futures) - Municipal Securities (trading of municipal securities, tender option bonds, variable rate demand notes, rate locks, MCDX, and other fixed income instruments; may use various equity products for hedging purposes including but not limited to ETFs and equity futures) - Securitized Products Group (trading of ABS, CMBS, RMBS, CLOs, CDOs, CDS, credit indices, agency debt securities, whole loans and other fixed income instruments; may use various equity products for hedging purposes including but not limited to, single name, ETFs, equity options and equity futures).
Part II	Item 1b	If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers? If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.	Yes.
Part II	Item 1c	Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the	No.

Part Number	Item Number	Question	Answer
		NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specific thresholds of trading or quoting activity)? If yes, identify the business unit and respond in the request in Part III, Item 12 of this form.	N/A
Part II	Item 1d	Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator? If yes, respond to request in Part III, Item 16 of this form.	No. N/A
Part II	Item 2a	Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS? If yes, name and describe each **type of Affiliate** that enters or directs the entry of orders and trading interest into the ATS (e.g. broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	Yes. MS&Co has over 700 affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities; non broker-dealers; and bank regulated entities. Any such affiliate can enter orders on an agency, principal, or riskless principal basis into Morgan Stanley algorithms, certain of which algorithms generate conditional indications (as described in Part III, Item 9(a)) in such capacity in ATS-1 on behalf of such affiliates or affiliate's clients. Those conditional indications may receive firm-up requests which may, in turn, result in orders (as described in Part III, Item 7(a)) entered into ATS-1. During the prior quarter, the following affiliates executed in ATS-1: - Morgan Stanley Canada Limited (foreign) - Morgan Stanley Capital Services LLC (non BD)

Part Number	Item Number	Question	Answer
			- Morgan Stanley & Co. International plc (foreign) - Morgan Stanley Hedging Co., Ltd. (non BD) - Morgan Stanley Smith Barney LLC (MPID: MSSB) - Morgan Stanley Strategic Investments, Inc (non-BD) - Morgan Stanley Uruguay Ltda. (foreign) - Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (foreign) - Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (foreign) With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID.
Part II	Item 2b	If yes to Item 2(a), are there services that the NMS Stock ATS offers and provides to Affiliates required to be identified in Item 2(a) the same for all Subscribers? If no, explain any difference in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.	Yes. N/A
Part II	Item 2c	Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)? If yes, identify the Affiliate and respond to the request in Part III,	No. N/A

Part Number	Item Number	Question	Answer
		Item 12 of this form.	
Part II	Item 2d	Can orders or trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator? If yes, respond to the request in Part III, Item 16 of this form.	No. N/A
Part II	Item 3a	Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS? If yes, explain the opt-out process.	Yes. A Subscriber can opt out of interacting with conditional indications of the Broker-Dealer Operator or an affiliate that are deemed principal by Morgan Stanley, as described in Part III, Item 11(a). (See Part III, Item 14 for additional information about the opt-out process). This opt-out can be configured on a Subscriber basis (for all of the Subscriber's order flow) by communicating the request to account coverage or on a conditional indication-by-conditional indication basis (for conditional indications identified by the Subscriber) via FIX tag. As described in Part III, Item 7(a), orders are entered in ATS-1 only in response to firm-up requests. Thus, an order deemed principal can only result from a conditional indication deemed principal and a Subscriber that opts out of interacting with a conditional indication deemed principal would not receive a firm-up request to interact with an order deemed principal.
Part II	Item 3b	Can any Subscriber opt out of interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?	Yes. As indicated in Part II, Item 3(a), a Subscriber can opt out of interacting with conditional indications of

Part Number	Item Number	Question	Answer
		If yes, explain the opt-out process.	the Broker-Dealer Operator or an affiliate that are deemed principal by ATS-1, as described in Part III, Item 11(a). This opt-out can be configured on a Subscriber basis (for all of the Subscriber's order flow) or on a conditional indication-by-conditional indication basis (for conditional indications identified by the Subscriber).
Part II	Item 3c	If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out process required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers? If no, identify and explain any differences.	Yes. N/A
Part II	Item 4a	Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest). If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.	No.
Part II	Item 4b	If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services.	
Part II	Item 5a	Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or	Yes.

Part Number	Item Number	Question	Answer
		submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)? If yes, identify the products or services offered, provide a summary of the terms and conditions for use and list here the applicable Item number in Part II of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.	As a full-service broker-dealer, MS&Co provides Subscribers and the Broker-Dealer Operator (Participants) with access to a number of products including algorithmic trading products, smart order routing technology, connectivity with third-party order entry systems via FIX, and Morgan Stanley proprietary order entry systems. Subscribers (including affiliates of the Broker-Dealer Operator) and the Broker-Dealer Operator cannot access ATS-1 directly. ATS-1 can only be accessed indirectly through certain Morgan Stanley algorithms that generate conditional indications for entry in ATS-1 and potentially generate orders with respect to those conditional indications following a firm-up request. There are no specific terms and conditions for use of the Morgan Stanley algorithms that can access ATS-1.
Part II	Item 5b	If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part II	Item 5c	Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting	No.

Part Number	Item Number	Question	Answer
		transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS? If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	
Part II	Item 5d	If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	N/A
Part II	Item 6a	Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS? If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	Yes. The Broker-Dealer Operator does not run ATS-1 as a separate business, but rather operates it as one trading product or venue within the full service broker-dealer. There are no employees exclusively dedicated to ATS-1. MS&Co considers confidential trading information of ATS-1 to be (1) conditional indication related information received by ATS-1 from Morgan Stanley algorithms; (2) firm-up request related information transmitted by ATS-1 to the Morgan Stanley algorithm that sent the corresponding

Part Number	Item Number	Question	Answer
			conditional indication; (3) order-related information received by ATS-1 from a Morgan Stanley algorithm in response to a firm-up request; (4) execution-related information in ATS-1 (including identities of contra-parties to an execution); and (5) data and analytics related solely to the activity of ATS-1 (with the exception of information made publicly available pursuant to reporting rules and regulations).
			Listed below are the shared employees (which include employees and personnel such as consultants, temporary workers, and contingent workers of Morgan Stanley Services Group, Inc. (MSSG), an affiliated service entity that provides MS&Co and affiliates with certain inter-company services including, infrastructure group support, information processing, communications and occupancy, and equipment) that service both ATS-1 and MS&Co or an MS&Co affiliate and have access to confidential trading information of ATS-1, along with the basis for such access.
			- Information Technology and Operations employees: Various technology groups of MSSG and MS&Co are responsible for developing, monitoring, and testing and otherwise supporting various systems within MS&Co's trading infrastructure. Employees within these groups include developers, systems engineers, or network engineers for MS&Co systems, including ATS-1. They are responsible for reviewing and testing the coding, systems infrastructure, and network infrastructure that supports the MS&Co trading infrastructure including ATS-1 to ensure stability and continued functionality and are also responsible for developing, testing, and implementing additional functionalities for ATS-1 as needed. Certain of these technology-related employees have access to the real-time production environment for ATS-1. As a result and in

Part Number	Item Number	Question	Answer
			order to support the operation and infrastructure of ATS-1, these technology-related employees are able to access databases containing conditional indication-related, firm-up related, order-related and execution-related information and other confidential trading information of ATS-1. Similarly, certain Operations employees support the clearance and settlement of transactions effected through MS&Co including transactions effected on ATS-1. Those employees require access to confidential information of the Broker-Dealer Operator including confidential trading information of ATS-1, such as execution-related information and allocation information on order records, to assist in issues relating to clearance and settlement of such transactions. - Sales and Trading employees: Sales and trading employees, including account coverage, handle orders on behalf of clients. This could involve providing trading discretion to determine when and how to handle an order, including routing an order to a Morgan Stanley algorithm that could generate a conditional indication in ATS-1, receive a firm-up request with respect to that conditional indication, and enter an order in ATS-1 in response to that firm-up request. Account representatives assigned to clients whose orders may be entered in an Morgan Stanley algorithm that may take such actions with respect to ATS-1 have access, with respect to each applicable client, to the order information entered into the Morgan Stanley algorithm and prior to any information being entered into ATS-1 and as a result of servicing such client, to execution-related information, including the fact that such client"'s order entered in a Morgan Stanley algorithm was matched in ATS-1 on a bilateral basis with trading interest from

Part Number	Item Number	Question	Answer
			another Participant in ATS-1. Such sales and trading employees have access to their client information prior to entry and after execution in ATS-1. Account representatives have system entitlements only for the clients they cover and only have visibility into where an order was ultimately routed and/or executed, whether to/in ATS-1 or any other market center. - Risk Management personnel: MS&Co has employees that perform business unit risk management functions including market risk, non-market risk, credit risk, and technology risk with respect to the businesses of the Broker-Dealer Operator including ATS-1. In performing these functions, these employees have access to conditional indication, order, and execution information and other confidential information relating to Morgan Stanley business activities, including confidential trading information of ATS-1, such as conditional-indication related information, firm-up related information, order-related information, execution-related information, and Morgan Stanley algorithm related trading activity. - Supervisory and Oversight employees: Employees acting in a supervisory or oversight capacity (including employees performing reviews at the direction of such employees) have access to confidential information relating to Morgan Stanley business activities, including confidential trading information of ATS-1. Certain of these employees, among other responsibilities, have supervisory responsibilities reasonably designed to ensure that ATS-1 operates as intended. They are also responsible for evaluating activity in ATS-1 in connection with regulatory obligations and conducting analyses in connection with such activity. In

Part Number	Item Number	Question	Answer
			furtherance of these responsibilities, these employees have access to confidential trading information of ATS-1. - Legal, Compliance and other Guardianship functions: Employees in the Legal and Compliance Departments and others involved in complying with regulatory requirements support, with respect to such requirements, the businesses of MS&Co, including the business of ATS-1. These employees provide such support by, among other functions, responding to regulatory inquiries, conducting compliance and other reviews, performing internal audits of the trading infrastructure of the Broker-Dealer Operator (including the trading infrastructure supporting ATS-1), all with respect to activity within ATS-1. In the course of performing such functions and generally providing support to ATS-1, those employees have access, on an as-needed basis, to confidential trading information of ATS-1, such as conditional-indication information, firm-up related information, order-related information, and execution-related information in ATS-1.
Part II	Item 6b	Does any entity, other than the Broker-Dealer Operator, support the service or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form? If yes, both identify the service provider and provide a provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item here. If there are services or functionalities that are not applicable to Part III, identify	Yes. As indicated in the response to Item 6(a), MS&Co has an agreement with an affiliated service entity, MSSG, in which MSSG agrees to provide MS&Co with certain inter-company services including operations, technology, legal, compliance, and other infrastructure group support. MSSG provides inter-company services to the businesses of the Broker-Dealer Operator, including ATS-1.

Part Number	Item Number	Question	Answer
		the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider.	In addition, Equinix, Inc. operates the NY5 data center that hosts the servers that operate ATS-1. Equinix is not authorized to access confidential trading information of ATS-1.
Part II	Item 6c	If yes to Item 6(b), does the service provider, or any of its Affiliates use the NMS Stock ATS services? If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	Yes. As MSSG is an affiliate of the Broker-Dealer Operator, affiliates of the Broker-Dealer Operator are also affiliates of MSSG. Thus, affiliates of the Broker-Dealer Operator whose conditional indications are entered indirectly in ATS-1 identified in response to Part II, Item 2 are also affiliates of the service provider MSSG for purposes of this Item 6(c).
Part II	Item 6d	If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers? If no, identify and explain any differences.	Yes.
Part II	Item 7a	Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS including: i. written standards controlling employees of the ATS that trade for employees' accounts; and ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.	MS&Co maintains restrictions (including permissioned access) and policies and procedures designed to safeguard the confidential trading information of ATS-1. Access to confidential trading information of ATS-1 is limited to the shared employees described in Part II, Item 6(a) (that is, information technology and operations employees; sales and trading employees; risk management employees; supervisory and oversight employees; and legal, compliance, and other with guardianship functions), to the systems that support ATS-1, and to those Morgan Stanley algorithms that can generate conditional indications for entry in ATS-1 and potentially can generate orders with respect to those conditional indications following a firm-up request. A description of

Part Number	Item Number	Question	Answer
			applicable safeguards and oversight procedures is provided below.
			- Systems with Access to Order and Execution-Related Information: The order and execution management systems used by the sales and trading employees (including account representatives) described in response to Part II, Item 6(a), can route an order to a Morgan Stanley algorithm that can generate a conditional indication in ATS-1, among other trading interest to other destinations. Similarly, those Morgan Stanley algorithms (among activity in other destinations) can generate a conditional indication in ATS-1, receive firm-up requests with respect to those conditional indications, and enter orders in ATS-1 in response to such firm-up requests. These algorithms receive information regarding where such conditional indications were routed and/or any corresponding orders were executed, which could be ATS-1 or could be any other market center. These algorithms also receive firm-up requests which indicate that there is potential contra-side interest in ATS-1. MS&Co maintains a database containing trading information of its NMS Stock ATSs. Authorized employees (generally, authorized information technology and operations employees and certain authorized sales and trading employees, as needed, all as described in Part II, Item 6(a)) have access to the database in order to run queries and generate reports of trading activity within ATS-1. Examples of such reports are volume reports and cross price validation reports.
			- Use of System Entitlements: MS&Co assigns permissioned logins to access ATS-1 and other aspects of MS&Co's trading infrastructure. These permissioned logins serve as controls to protect confidential trading information, including confidential

Part Number	Item Number	Question	Answer
			trading information of ATS-1. Relevant supervisors must approve all employee access to ATS-1 as well as other MS&Co systems with access to order and execution information. Access privileges are aligned to business function and designated reviewers evaluate access based upon the employee's current role. Access is revoked when no longer required or upon an employee's termination. An employee that previously had access to confidential trading information of ATS-1 will no longer have access to such information upon revocation. Additionally, pursuant to written supervisory procedures governing access to MS&Co NMS Stock ATSs, a supervisor conducts a quarterly review of access and entitlements relating to ATS-1. This review is designed to confirm that those with access should continue to have access and also addresses whether any individual has transferred roles such that he or she should no longer require access. - Application of Global Cyber Security Program: Morgan Stanley's global cyber security program, including measures designed to detect and prevent unauthorized intrusions to Morgan Stanley systems, apply to MS&Co's trading infrastructure, including ATS-1. - Use of Information Barriers: MS&Co maintains information barriers to separate employees and systems with access to confidential trading information of its NMS Stock ATSs from those not permitted to access such information. These information barriers serve as controls to protect confidential trading information, including confidential trading information of ATS-1. Morgan Stanley maintains a network firewall and customer gateways that surround its trading infrastructure, including ATS-1, for security purposes. The firewall and

Part Number	Item Number	Question	Answer
			customer gateways seek to protect access to confidential information of Morgan Stanley, including confidential trading information of ATS-1.

- Personal Trading Policy and Restrictions: MS&Co prohibits all employees, including those with access to confidential trading information of ATS-1, from trading based on non-public or other confidential information, which would include confidential information of clients and, more specifically, confidential trading information in ATS-1. Pursuant to the Morgan Stanley Global Employee Trading, Investing, and Outside Business Activities Policy and a supplement to that policy governing the Global Sales and Trading Divisions including the Institutional Equity Division of MS&Co, employees (unless an exception is granted) must effect personal transactions in Employee Securities Account maintained at Morgan Stanley. Further, the Morgan Stanley Global Employee Trading Policy requires employees to seek pre-approval for purchases and sales of securities (unless the Global Employee Trading Policy or applicable supplement provides an exemption for a specific type of security, such as an ETF). In addition, employees generally must hold securities purchased in their Employee Securities Accounts for a minimum of 30 calendar days (or obtain pre-approval for such sale prior to 30 calendar days under exceptional circumstances.) Employees are prohibited from effecting transactions that raise an actual or apparent conflict of interest with MS&Co or its clients or in securities on Morgan Stanley's Restricted List. Pursuant to applicable written policies and procedures, compliance and supervisory personnel, as applicable, review employee personal trading activity. Such reviews are designed to confirm |

Part Number	Item Number	Question	Answer
			compliance with MS&Co's policies regarding pre-approval, holding period, conflicts of interest (including trading based upon confidential trading information), and Restricted List compliance.

- Morgan Stanley Code of Conduct: Morgan Stanley requires all employees to be bound by and observe its Code of Conduct, including provisions that address the handling of client information and impose a duty of confidentiality. |
| Part II | Item 7b | Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

If yes, explain how and under what circumstances. | Yes.

If a Subscriber requests and instructs the Broker-Dealer Operator to provide its confidential trading information to another Person that the Subscriber identifies (for example, to provide a third party clearing firm with a drop copy of that Subscriber's executions in ATS-1), MS&Co will comply with that request. A Subscriber can make such a request on a one-time basis, on a longer-term basis (i.e., as a default), or on a case-by-case-basis. Any such request is made expressly at the Subscriber's instruction, communicated verbally to MS&Co account coverage or in writing. |
| Part II | Item 7c | If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or | Yes. |

Part Number	Item Number	Question	Answer
		responsible for its compliance with applicable rules)? If yes, explain how and under what conditions.	As described in Item 7(b), MS&Co will provide confidential trading information of a Subscriber to another Person upon the Subscriber's request. The Subscriber can cancel that request at any time.
Part II	Item 7d	Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.	The shared employees described in response to Part II, Item 6(a) are the only Persons who have access to confidential trading information of ATS-1.
Part III	**Item 1**	**Types of Subscribers**	
Part III	Item 1	Select the type(s) of Subscribers that can use the NMS Stock ATS services:	*(applicable check boxes, from left to right):* Investment Companies Retail Investors Issuers, Brokers NMS Stock ATSs Asset Managers Principal Trading Firms Hedge Funds Market Makers Banks Dealers Other: Affiliates of the Broker-Dealer Operator.
Part III	**Item 2**	**Eligibility for ATS Services**	
Part III	Item 2a	Does the NMS Stock ATS require subscribers to be registered broker-dealers?	No.
Part III	Item 2b	Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services? If yes, list and provide a summary of the conditions.	Yes. ATS-1 cannot be accessed directly and can only be accessed indirectly via certain Morgan Stanley algorithms. Thus, if a Person meets the credit and counterparty risk and other onboarding standards

Part Number	Item Number	Question	Answer
			and documentation applicable for clients and for access to such algorithms, it can access ATS-1 indirectly through such algorithms. Morgan Stanley's smart order routing technology does not access ATS-1.
Part III	Item 2c	If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?	Yes.
Part III	Item 2d	Does the NMS Stock ATS require Subscribers to enter into a written agreement to use the ATS services?	No.
Part III	**Item 3**	**Exclusion from ATS Services**	
Part III	Item 3a	Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services? If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.	Yes. While it is possible to exclude a Subscriber from ATS-1, the Broker-Dealer Operator generally does not exclude any Subscriber specifically or exclusively from the services of ATS-1. Rather, MS&Co may determine not to maintain a client relationship with a Subscriber for reputational, regulatory, credit, conduct, or other similar reasons, which would have the effect of excluding such Subscriber from the services of the ATS-1. An example of one such reason is a Subscriber under regulatory scrutiny based upon its conduct in the market generally. Thus, it is possible to exclude a Subscriber specifically from ATS-1 or more generally from services of the Broker-Dealer Operator, including based on such Subscriber's activity in ATS-1.
Part III	Item 3b	If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers? If no, identify and explain any differences.	Yes.

Part Number	Item Number	Question	Answer
Part III	**Item 4**	**Hours of Operation**	
Part III	Item 4a	Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.	ATS-1 operates on regular business days during normal trading hours (9:30 a.m. to 4:00 p.m. eastern time, unless delayed, shortened, or otherwise modified by an exchange), but does not initiate a crossing round in an NMS stock until there is an execution for that NMS stock on the primary exchange. As an exception to this practice, the Broker-Dealer Operator may choose to operate ATS-1 during normal trading hours when the primary exchange is not operating if the Broker-Dealer Operator deems there to be sufficient liquidity in the marketplace in the applicable NMS stock. The Broker-Dealer Operator may suspend matching in ATS-1 during market hours under anomalous conditions. Examples of such conditions include market data issues, technology issues, or reporting issues, all with respect to either the Broker-Dealer Operator or the market generally.
Part III	Item 4b	Are the hours of operation the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes. N/A
Part III	**Item 5**	**Means of Entry**	
Part III	Item 5a	Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)? If yes, explain the protocol that can be used to enter orders and trading interest.	No.
Part III	Item 5b	If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer	N/A

Part Number	Item Number	Question	Answer
		Operator? If no, identify and explain any differences.	
Part III	Item 5c	Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)? If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator either itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through those means.	Yes. Conditional indications (and any orders resulting from such conditional indications) only enter ATS-1 indirectly from certain Morgan Stanley algorithms. There are no other means for entering conditional indications or any orders resulting from such conditional indications. The terms and conditions for such entry are described in response to Part III, Item 9(a) (for conditional indications) and Item 7(a) (for orders resulting from conditional indications). Morgan Stanley algorithms that access ATS-1 communicate with ATS-1 via FIX connection. All Morgan Stanley algorithms access ATS-1 via the same FIX protocol. The Morgan Stanley algorithms that can enter conditional indications and resulting orders in ATS-1 are configured to do so by default setting. A client, business unit, or affiliate of the Broker-Dealer Operator can change this default setting with respect to its orders to be handled by such Morgan Stanley algorithm. That is, Participants can designate orders to be handled by Morgan Stanley algorithms not to interact with ATS-1. Such designation can be made on an order-by-order basis (for such orders to be handled by such algorithms), either by the Participant or by the Broker-Dealer Operator in response to a Participant's request, via FIX tag or as a default setting for that Participant set by the Broker-Dealer Operator at the Participant's request. Designations made on an order-by-order basis (for orders to be handled by such algorithms) are effective immediately with respect to that order to be handled by such algorithm if the Participant makes

Part Number	Item Number	Question	Answer
			the designation. If the designation is made either on an order-by-order basis by the Broker-Dealer Operator in response to a Participant's request or as a default setting for that Participant, such designation will become effective once the requisite change can be made, which can vary in time.
Part III	Item 5d	If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator.	Yes.
Part III	**Item 6**	**Connectivity and Co-Location**	
Part III	Item 6a	Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)? If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g. fiber, copper) options offered.	No.
Part III	Item 6b	If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscriber and the Broker-Dealer Operator? If no, identify and explain any differences.	N/A
Part III	Item 6c	Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS? If yes, explain the means to increase the speed of	No.

Part Number	Item Number	Question	Answer
		communication with the ATS and provide a summary of the terms and conditions for its use.	
Part III	Item 6d	If yes to Item 6(c), are the terms and conditions required to be identified in Item 6(c) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	N/A
Part III	Item 6e	Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g. speed bumps)? If yes, explain the methods to reduce the speed of communications with the ATS provide a summary of the terms and conditions for its use.	No.
Part III	Item 6f	If yes to Item 6(e), are the terms and conditions required to be identified in Item 6(e) the same for all Subscribers and the Broker-Dealer Operator.	N/A
Part III	**Item 7**	**Order Types and Attributes**	
Part III	Item 7a	Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes	ATS-1 initially pairs conditional indications. For context, please see the response to Part III, Item 9(a), which provides information regarding conditional indications, the operation of ATS-1, and the manner in which a conditional indication could result in an order in ATS-1. Orders can be entered in ATS-1 only in response to a firm-up request, which is issued for a specific buy and for a specific sell conditional indication only after those specific conditional indications have been paired. The process for pairing conditional indications (including relevant priority rules) is

Part Number	Item Number	Question	Answer
		in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types designed not to remove liquidity (e.g. post only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g. price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type; v. whether an order type is eligible for routing to other Trading Centers; vi. the time-in-force instructions that can be used or not used with	described more fully in the response to Part III, Item 11(a). Orders can be matched in ATS-1 only after their corresponding conditional indications have already been paired. Priority (including time priority) is therefore relevant only to conditional indications and not relevant to orders. As described in Part III, Item 9(a), each conditional indication expires when ATS-1 sends the firm-up request to the Morgan Stanley algorithm(s) for each side of the bilateral pairing. If the Morgan Stanley algorithm or algorithms that entered both conditional indications that are the subject of a bilateral pairing do not respond to the firm-up request with a firm order, both conditional indications in the bilateral pairing will already have expired once the corresponding firm-up request was sent by ATS-1 and therefore will no longer exist for any subsequent pairing. Executions in ATS-1 are effected at a volume weighted average price (VWAP) over a designated time interval based upon reported trades and not at any price related to the best bid and offer, as described in response to Part III, Item 11(a). Thus, a change in the best bid and offer does not affect the interaction of orders that may be entered into ATS-1 in response to a firm-up request. One or more bilateral matches can conclude before the scheduled end time of that crossing round under certain circumstances, as described in response to Part III, Item 11(a). Orders entered into ATS-1 in response to a firm-up request are market or limit day orders. ATS-1 does not route to other Trading Centers. Orders entered into ATS-1 in response to a firm-up request can be cancelled prior to execution. An order receives a new time stamp when it is entered into ATS-1 in response to a firm-up request.

Part Number	Item Number	Question	Answer
		each order type; vii. the circumstance under which order types may be combined with another order type, modified, replaced, cancelled, rejected or removed from the NMS Stock ATS; and viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.	
Part III	Item 7b	Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 8**	**Order Sizes**	
Part III	Item 8a	Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest? If yes, specify any minimum or maximum sizes for orders or trading interest.	Yes. As indicated above, certain Morgan Stanley algorithms initially enter conditional indications and only enter orders in response to a firm-up request. ATS-1 does not accept odd lot or mixed lot conditional indications or orders. As a result, the minimum size is a round lot. In addition, MS&Co has procedures reasonably designed to prevent the entry of orders that exceed pre-set credit or capital thresholds and the entry of erroneous orders by rejecting orders that exceed appropriate size parameters on an order-by-order basis or over a short period of time, as required by Rule 15c3-5 under the Securities Exchange Act of 1934, as amended, commonly known as the Market Access Rule.

Part Number	Item Number	Question	Answer
Part III	Item 8b	If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	No. Limits pursuant to the Market Access Rule are set with respect to each Participant in accordance with MS&Co's Market Access Rule policies and procedures.
Part III	Item 8c	Does the NMS stock accept or execute odd-lot orders? If yes, specify any odd-lot order requirements and related handling procedures (e.g. odd lot treated the same as round lot).	No.
Part III	Item 8d	If yes to item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	N/A
Part III	Item 8e	Does the NMS Stock ATS accept or execute mixed-lot orders? If yes, specify any mixed lot order requirements and related handling procedures (e.g. mixed lot treated the same as round lot).	No.
Part III	Item 8f	If yes to item 8(e), are the requirements and procedures required to be identified in Item 8(e) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	N/A
Part III	**Item 9**	**Conditional Orders and IOIs**	

Part Number	Item Number	Question	Answer
Part III	Item 9a	Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)? If yes, identify and explain the use of the messages, including information contained in the messages (e.g. price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request) the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g. submission to firm up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).	Yes. ATS-1 accepts conditional indications from certain Morgan Stanley algorithms. Before explaining the use of conditional indications, it is necessary to provide background on the interaction between those algorithms and ATS-1 and on the operation and structure of ATS-1. ATS-1 is a dark pool designed to provide matches over time intervals for orders that certain Morgan Stanley algorithms handle. ATS-1 executes at VWAP over the relevant time interval, as described in response to Part III, Item 11(a). For context, Morgan Stanley offers certain algorithms that allow users to target certain trading benchmarks and other trading objectives. Those algorithms do so by generating a trading trajectory, which is a plan to trade certain amounts of a security over certain periods of time. The algorithm may then seek to trade all or a portion of the trading trajectory's planned trades in ATS-1. To do so, the algorithm will create a trajectory it is willing to enter in ATS-1 in the near term (up to ten minutes) and will communicate information relating to that near-term trajectory to ATS-1 in the form of a conditional indication. ATS-1 determines potential pairings of such conditional indications as described in further detail below and in response to Part III, Item 11(a). Note that the applicable algorithms determine the trading trajectory independent of ATS-1 and that ATS-1 does not alter any trading trajectory created by such algorithms. ATS-1 accepts conditional indications from certain Morgan Stanley algorithms that represent a non-firm willingness to trade. Each conditional indication indicates the number of shares willing to buy or sell over certain future time intervals that comprise potential durations of a crossing round. Specifically, a conditional indication will indicate the number of shares willing to buy (or sell) if a crossing round lasts one minute, the number of shares if a crossing

Part Number	Item Number	Question	Answer
			round lasts two minutes, and so on, up to if a crossing round lasts ten minutes. Conditional indications (including buy, sell, sell short, and sell short exempt conditional indications) can be at the market or designated with a limit price. ATS-1 evaluates, for conditional indications on each side of the market, the number of shares willing to be paired in a crossing round of various potential durations and seeks to pair them on a bilateral basis. The primary consideration for the duration of a crossing round is determining the longest period of time for which the greatest number of shares per minute can be paired. There can be at most one crossing round per security at any given point in time. The duration of a crossing round may vary from crossing round to crossing round and, regardless of duration, a crossing round will not exceed the end of regular trading hours. The duration of a crossing round is not security specific and will vary for each crossing round and each security, based upon the terms of the conditional indications to be paired, as described above. Upon selecting a crossing round duration, ATS-1 pairs conditional indications for such duration and then generates a bilateral firm-up request for each side of each pair to the Morgan Stanley algorithms that entered the paired conditional indications. Those algorithms can then send corresponding orders to ATS-1 that are firm. Each firm-up request contains ID numbers for each bilateral pairing, the size on which each conditional indication is being requested to firm-up, and the duration of the crossing round that will occur following the entry of firm orders in response to the firm-up request. Each conditional indication expires when ATS-1 sends the firm-up request to the Morgan Stanley algorithm(s) for each side of the bilateral pairing. Firm-up requests must be responded to within one second. ATS-1 may send multiple firm-up requests for an individual conditional indication as one message; however, each resulting order will correspond to a distinct contra-side pairing. Orders resulting from paired conditional indications are matched in ATS-1

Part Number	Item Number	Question	Answer
			at a price equal to the interval VWAP over the crossing round, as described more fully in response to Part III, Item 11(a). If the Morgan Stanley algorithm or algorithms that entered both conditional indications that are the subject of a bilateral pairing do not respond to the firm-up request with a firm order, both conditional indications in the bilateral pairing will already have expired once the corresponding firm-up request was sent by ATS-1 and therefore will no longer exist for any subsequent pairing. A conditional indication entered in ATS-1 during an ongoing crossing round is eligible to participate in the next crossing round.
Part III	Item 9b	If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 10**	**Opening and Reopening**	
Part III	Item 10a	Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.	ATS-1 accepts conditional indications pre-open as a technical matter, but pairing does not occur until ATS-1 has received conditional indications to buy and to sell that can be paired and there has been an execution for the subject NMS stock on the primary exchange. ATS-1 will not execute a transaction in an NMS stock unless there has been a sufficient number of transactions reported to the consolidated tape in the subject NMS stock for the Broker-Dealer Operator to calculate a price that it determines is sufficiently representative of interval VWAP. ATS-1 generally does not receive pre-open conditional indications, as the Morgan Stanley algorithms that send conditional indications are designed not to send conditional indications to ATS-1 pre-open. ATS-1 does not execute pre-open.

Part Number	Item Number	Question	Answer
Part III	Item 10b	Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	Item 10c	Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.	Conditional indications and orders in ATS-1 have a Time in Force of Day and do not carry over to a subsequent day. As a result, there are no unexecuted conditional indications or orders resulting from such conditional indications at the start of regular trading hours. In addition, ATS-1 will cancel any unexecuted orders resulting from a conditional indication upon a stoppage of trading in a NMS stock during regular trading hours. Unpaired conditional indications will remain in ATS-1 and will remain eligible for pairing once trading resumes. ATS-1 does not support opening or re-opening conditional indications or order types.
Part III	Item 10d	Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator? If no, identity and explain any differences?	Yes.
Part III	Item 10e	Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours? If yes, identify and explain the	No.

Part Number	Item Number	Question	Answer
		differences.	
Part III	**Item 11**	**Trading Services, Facilities and Rules**	
Part III	Item 11a	Provide a summary of the structure of the NMS Stock ATS marketplace (e.g. crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	ATS-1 is a dark pool designed to provide matches over time intervals for orders that certain Morgan Stanley algorithms handle. ATS-1 executes at VWAP over a relevant time interval. ATS-1 enables the Broker-Dealer Operator to match client, affiliate, and principal orders for NMS stocks with other client, affiliate, and principal orders.

ATS-1 receives conditional indications from certain Morgan Stanley algorithms, as described in response to Part III, Item 9(a). ATS-1 seeks to pair on a bilateral basis conditional indications to buy with conditional indications to sell. Once two or more conditional indications are paired, ATS-1 will initiate a crossing round.

ATS-1 employs capacity/size/time matching priority when seeking to pair conditional indications on a bilateral basis. A conditional indication that ATS-1 receives for an account of an affiliate of the Broker-Dealer Operator on behalf of that affiliate's client(s) is classified as an agency conditional indication. A conditional indication that ATS-1 receives for an account of an affiliate trading for the affiliate's own account for the affiliate's client facilitation/market making activity (which the Broker-Dealer Operator handles as agent for its affiliate) yields priority to other agency conditional indications (and is classified as an agency conditional indication for counterparty selection/opt-out purposes as described in response to Part II, Item 3). A conditional indication that ATS-1 receives for an account of an affiliate and for that affiliate's own account other than for the affiliate's client facilitation/market making activity is deemed a principal conditional indication for priority and for counterparty selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate.

Each conditional indication indicates the number of |

Part Number	Item Number	Question	Answer
			shares willing to buy or sell over certain future time intervals that comprise potential durations of a crossing round. Specifically, a conditional indication will indicate the number of shares willing to buy (or sell) if a crossing round lasts one minute, the number of shares if a crossing round lasts two minutes, and so on, up to if a crossing round lasts ten minutes. ATS-1 evaluates, for conditional indications on each side of the market, the number of shares willing to be paired in a crossing round of various potential durations and seeks to pair them on a bilateral basis. The primary consideration for choosing the duration of a crossing round is determining the longest period of time for which the greatest number of shares per minute can be paired. There can be at most one crossing round per security at any given point in time. The duration of a crossing round may vary from crossing round to crossing round and, regardless of duration, a crossing round will not exceed the end of regular trading hours. The duration of a crossing round is not security specific and will vary for each crossing round and each security, based upon the terms of the conditional indications to be paired, as described above.

Upon selecting a crossing round duration, ATS-1 pairs conditional indications for such duration and issues firm-up requests to the Morgan Stanley algorithms that entered those conditional indications. ATS-1 matches on a bilateral basis orders entered in response to such firm-up requests for the duration of the crossing round. Such match occurs at the interval VWAP over the crossing round, as described in more detail below.

One or more bilateral matches can conclude before the scheduled end time of that crossing round under certain circumstances. For example, if an order is cancelled during the crossing round, that may result in a partial match or no match for that pairing. Also, ATS-1 evaluates the marketability of limit orders with respect to the price quoted for the security in the consolidated quotation system and a limit order received following a firm-up request that is the |

Part Number	Item Number	Question	Answer
			subject of a pairing could become non-marketable during a crossing round, resulting in a partial match or no match for the pairing. Given the forward-looking nature of the crossing rounds, ATS-1 makes certain assumptions regarding forward-looking volume and price when determining quantity eligible for pairing for each crossing round. As a result, conditional indications (or portions thereof) that may otherwise be eligible to be paired in ATS-1 may not be paired in a crossing round. For example, where a conditional indication with a limit order is priced close to the then-current market for the subject NMS stock (such that, for example, the limit order could become non-marketable during the forward looking crossing round), ATS-1 may not consider all or a portion of the conditional indication as eligible for the crossing round. This applies without regard to the capacity of the conditional indication. Executions in ATS-1 occur at an interval VWAP calculated by ATS-1 based on the average price for each NMS stock weighted by the volume of shares executed in that NMS stock that were reported to the consolidated tape during the crossing round (or such shorter period for an early termination). Such calculation is subject to certain conditions designed to avoid calculating prices that may be less representative of interval VWAP.
Part III	Item 11b	Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	Item 11c	Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and	ATS-1 operates pursuant to the process described in response to Part III, Item 11(a), with interaction subject to the priority rules described in that response and the handling of conditional indications as described in response to Part III, Item 9(a). Orders and conditional indications are also subject

Part Number	Item Number	Question	Answer
		execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.	to the Counter-Party Selection procedures described in response to Part III, Item 14(a) and Part II, Item 3. As described in those sections, ATS-1 permits the users of the Morgan Stanley algorithms that can indirectly enter conditional indications and resulting orders in ATS-1 to opt out of interacting with conditional indications deemed principal conditional indications in ATS-1, as described in Part III, Item 11(a). By opting out of interacting with principal conditional indications, a Participant inherently opts out of interacting with principal orders. ATS-1 accepts short sale conditional indications and short sale exempt conditional indications and the Broker-Dealer Operator handles any orders resulting from such conditional indications following a firm-up request pursuant to the policies and procedures adopted pursuant to Rule 201(b) of Regulation SHO. ATS-1 executes at the interval VWAP over the duration of the crossing round and not at a price determined with respect to the best bid and offer for an NMS stock. As a result, ATS-1 will continue to execute in a locked or crossed market. In the event of an error of ATS-1 or of the Broker-Dealer Operator, the Broker-Dealer Operator will bust the trade or handle the liquidation or covering of the error position in a Morgan Stanley error account. A conditional indication and an order each receives a new time stamp when it enters ATS-1. Conditional indications can be amended and will retain their time priority. Amending an order has the same effect as cancelling the order. Conditional indications and orders (and executions of such orders) are timestamped with millisecond granularity.
Part III	Item 11d	Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers	Yes.

Part Number	Item Number	Question	Answer
		and the Broker-Dealer Operator? If no, identify and explain any differences.	
Part III	**Item 12**	**Liquidity Providers**	
Part III	Item 12	Are there any formal or informal arrangements with any Subscriber or the Broker-Dealer Operator to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)? If yes, describe the arrangement, including the terms and conditions.	No.
Part III	**Item 13**	**Segmentation; Notice**	
Part III	Item 13a	Are orders and trading interest in the NMS Stock ATS segmented into categories, tiers, or levels (e.g. segmented by type of participant, order size, duration, source, or nature of trading activity)? If yes, explain the segmentation procedures, including (i) a description of how orders and trading interest are segmented; (ii) identify and describe any categories in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of a segmented category; and (v) how segmentation can affect order interaction.	No.

Part Number	Item Number	Question	Answer
Part III	Item 13b	If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	N/A
Part III	Item 13c	Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?	Yes.
Part III	Item 13d	If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest? If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	N/A
Part III	Item 13e	If yes to Item 13(d), are the disclosures required to be identified in Item 13(d) the same for all Subscribers and the Broker-Dealer Operator. If no, identify and explain any differences.	N/A
Part III	**Item 14**	**Counterparty Selection**	
Part III	Item 14a	Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g. designated to execute	Yes.

Part Number	Item Number	Question	Answer
		against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)? If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	ATS-1 permits the users of the Morgan Stanley algorithms that can indirectly enter conditional indications and resulting orders in ATS-1 to opt out of interacting with conditional indications deemed principal conditional indications in ATS-1, as described in Part III, Item 11(a). By opting out of interacting with principal conditional indications, a Participant inherently opts out of interacting with principal orders. In addition, conditional indications may be designated (i) not to interact with certain conditional indications to comply with regulatory requirements (such as requirements under ERISA for applicable accounts relating to principal and agency crosses) and (ii) not to pair with conditional indications from the same Participant (where crossing may otherwise be permitted). Such designations can be made on an individual conditional indication basis for conditional indications identified by the Participant or as a default setting for all conditional indications of that Participant set by the Broker-Dealer Operator at the Participant's request. There is no need to opt out of interacting with orders, as order matching occurs only as a consequence of conditional indication pairing and such pairing will be subject to the opt out provisions for conditional indications. Designations that a Participant makes on an individual conditional indication basis are effective immediately with respect to that conditional indication. Designations to change a default setting become effective once the requisite change can be made, which can vary in time.
Part III	Item 14b	If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?	Yes.

Part Number	Item Number	Question	Answer
		If no, identify and explain any differences.	
Part III	**Item 15**	**Display**	
Part III	Item 15a	Does the NMS Stock ATS operate as an Electronic Communications Network as defined in Rule 600(a)(23) of Regulation NMS?	No.
Part III	Item 15b	Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)? If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about the orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.	Yes. Each conditional indication that is the subject of a bilateral pairing will generate a firm-up request to the Morgan Stanley algorithm or algorithms that generated the conditional indications. While again not a display for purposes of the display requirement of Rule 301(b)(3) of Regulation ATS, this firm-up request will "make known to" the algorithm that generated the conditional indication the fact that there is potential contra-side interest in ATS-1 and the size on which the algorithm is being requested to firm up. The firm-up request is sent only to the Morgan Stanley algorithm that generated the conditional indication resulting in the bilateral conditional pairing.
Part III	Item 15c	If yes to Item 15(b), are the display procedures required to be identified in Item 15(b) the same for all Subscribers and the Broker-Dealer Operator?	No. As indicated above, the firm-up request is sent only to the Morgan Stanley algorithm that generated the conditional indication resulting in the bilateral conditional pairing.
Part III	**Item 16**	**Routing**	
Part III	Item 16a	Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS?	No.

Part Number	Item Number	Question	Answer
Part III	Item 16b	If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS? If yes, describe the affirmative instructions and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g. at the discretion of the Broker-Dealer Operator).	N/A
Part III	**Item 17**	**Closing**	
Part III	Item 17a	Are there any differences between how orders and trading interest are treated on the NMS Stock ATS during the close and how orders and trading interest are treated during regular trading hours? If yes, identify and explain the differences as compared to the information provided in the relevant Part III Items of this form.	No.
Part III	Item 17b	Is the treatment of orders and trading interest during the close the same for all Subscribers and the Broker-Dealer Operator?	Yes.
Part III	**Item 18**	**Trading Outside Regular Trading Hours**	
Part III	Item 18a	Does the NMS Stock ATS conduct trading outside of its regular trading hours?	No.
Part III	Item 18b	If yes to Item 18(a), are there any differences between trading outside of regular hours and trading during hours in the NMS	N/A

Part Number	Item Number	Question	Answer
		Stock ATS? If yes, identify and explain the differences.	
Part III	Item 18(c)	If yes to Item 18(a), is the treatment of orders and trading interest outside of regular trading hours the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	N/A
Part III	**Item 19**	**Fees**	
Part III	Item 19a	Identify and describe any fees or charges for use of the NMS Stock ATS services including the type of fee (e.g. subscription, connectivity), the structure of the fee (e.g., fixed, volume-based, transaction based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g. high and low).	The Broker-Dealer Operator does not operate ATS-1 as a stand-alone NMS Stock ATS, and there is no standard fee schedule for ATS-1. There is no explicit transaction fee for executions in ATS-1.
Part III	Item 19b	Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	The Broker-Dealer Operator negotiates commission rates (and, where applicable, financing rates) with clients that cover all of the broker-dealer services provided to that client, which could include access to ATS-1. Such services may include high-touch trading services, low-touch trading services, financing services, and access to research. The negotiation process is the same even when the only services the client seeks to access are certain Morgan Stanley algorithms that could access ATS-1. Commission rates range from zero cents per share to 5% of the value of the transaction in ATS-1, although commission amounts have exceeded such rates under very limited circumstances based on the

Part Number	Item Number	Question	Answer
			nature of the transaction. In addition, certain clients may negotiate a commission rate under which the client agrees to pay the fees and receive the rebates of venues to which the client's orders were routed and that result from removing or providing liquidity on those venues. At times, the amount of rebates that a client receives may exceed the amount charged, which could result a net rebate to such client irrespective of the negotiated commission rate.
Part III	Item 19c	Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	As indicated in response to Item 19(a), certain clients may negotiate a commission rate under which the client agrees to pay the fees and receive the rebates of venues to which the client's orders were routed and that result from removing or providing liquidity on those venues. At times, the amount of rebates that a client receives may exceed the amount charged, which could result a net rebate to such client irrespective of the negotiated commission rate.
Part III	**Item 20**	**Suspension of Trading**	
Part III	Item 20a	Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in NMS stocks.	The Broker-Dealer Operator may suspend matching in ATS-1, including matching in any individual NMS stock, during market hours under anomalous conditions. ATS-1 will end the crossing round and cancel any orders to be executed over that crossing round upon the suspension of matching in ATS-1. Unpaired conditional indications will remain in ATS-1 and will remain eligible for pairing once the suspension is lifted.

The Broker-Dealer Operator will endeavor to communicate to Participants through coverage personnel with respect to suspensions that are expected to have a material impact on such Participants. The nature and/or fact of such communication will vary based upon the nature and/or anticipated duration of the suspension or halt.

The Broker-Dealer Operator will suspend the pairing of conditional indications (which will prevent the entry of an order, as no order can result without a paired conditional indication) for NMS stocks that |

Part Number	Item Number	Question	Answer
			have been suspended for purposes of the 5% volume threshold of Regulation ATS and for NMS stocks that are not eligible for trading pursuant to Morgan Stanley's restricted list.
Part III	Item 20b	Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 21**	**Trade Reporting**	
Part III	Item 21a	Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	All reportable transactions effected in ATS-1 are over-the-counter or OTC transactions that are trade-reportable pursuant to applicable trade reporting requirements. Transactions effected by ATS-1 are (i) reported with the weighted-average price/special pricing formula (.W) trade modifier; and (ii) reported to the FINRA/Nasdaq (Carteret) trade reporting facility. The possible exception to clause (ii) is that the Broker-Dealer Operator may choose instead to report a small number of transactions to the FINRA/NYSE trade reporting facility to maintain connectivity to the FINRA/NYSE trade reporting facility as a ready and viable backup. Where appropriate, matches between two internal business units or trading desks of the Broker-Dealer Operator or of an affiliate are treated as journal entries (internal movements of positions and monies) and therefore are not trade reported.
Part III	Item 21b	Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 22**	**Clearance and Settlement**	

Part Number	Item Number	Question	Answer
Part III	Item 22a	Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).	MS&Co is a member of the National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC"). MS&Co clears and settles securities transactions through established clearance and settlement protocols. If the transaction is with a client that custodies its assets at MS&Co, MS&Co will clear and settle the transaction in that client's account. If the transaction is with a client that clears and settles on a delivery-versus-payment/receive-versus-payment (DVP/RVP) basis through a third-party custodian, MS&Co will clear and settle the transaction with the third-party custodian on a DVP/RVP basis. If the transaction is with a broker-dealer, the transaction will clear through NSCC and settle through DTC on a broker-to-broker basis. If the match is between two internal business units or trading desks of MS&Co or between two internal business units or trading desks of an affiliate, there is no change of beneficial ownership and therefore no transaction to clear or settle. As indicated in Part III, Item 22(b) and Part III, Item 21(a), such matches are treated as journal entries. There are no procedures or material arrangements specific to ATS-1 (as compared to the procedures or arrangements generally of the Broker-Dealer Operator described above) to facilitate the clearance and settlement of transactions. The Broker-Dealer Operator is the counterparty to all trades effected in ATS-1. The Broker-Dealer Operator is a self-clearing broker and has not entered into any arrangements for clearance and settlement other than those arrangements customary for self-clearing brokers (e.g., DTC membership) and broker-to-broker settlement.
Part III	Item 22b	Are the procedures and material arrangements undertaken to facilitate clearance and settlement	No.

Part Number	Item Number	Question	Answer
		of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	As indicated in the response to Part III, Item 22(a), settlement practices vary based upon whether a client custodies its assets at the Broker-Dealer Operator; whether the client settles on a DVP/RVP basis through a third-party custodian; and whether the client is a broker-dealer. In addition, as indicated in the response to Part III, Item 21(a), where appropriate, matches between two internal business units or trading desks of the Broker-Dealer Operator or of an affiliate are treated as journal entries (internal movements of positions and monies), do not result in a change in beneficial ownership, and therefore are not trade reported. As indicated in Part III, Item 22(a), such journal entries do not require clearance and settlement.
Part III	**Item 23**	**Market Data**	
Part III	Item 23a	Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.	As described in response to Part III, Item 11(a), ATS-1 executes at an interval VWAP price calculated by ATS-1 based upon executions reported to the consolidated tape. Accordingly, ATS-1 uses SIP feeds. ATS-1 uses such SIP feeds to determine executions reported to the consolidated tape, to determine marketability of limit orders against the quotations in the consolidated quotation system, and for regulatory purposes (e.g., to determine whether a market is open or closed; whether a security is subject to a trading halt; and whether short sale restrictions or are in effect).
Part III	Item 23b	Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.

Part Number	Item Number	Question	Answer
Part III	**Item 24**	**Order Display and Execution Access**	
Part III	Item 24a	Has the NMS Stock ATS displayed Subscriber orders to any Person (other than NMS Stock ATS employees) and had an average daily share volume of 5% or more in that NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?	No.
Part III	Item 24b	If yes to Item 24(a), is the NMS Stock ATS required to comply with Rule 301(b)(3)(ii) of Regulation ATS? If yes, i. Provide the ticker symbol for each such NMS stock displayed during each of the last 6 calendar months; ii. Explain how the ATS displays such orders on a national securities exchange or through a national securities association; and iii. Explain how the ATS provides access to such orders displayed in the national market system equivalent to the access to other orders displayed on that national securities exchange or through a national securities association pursuant to Rule 301(b)(iii) of Regulation ATS.	N/A

Part Number	Item Number	Question	Answer
Part III	**Item 25**	**Fair Access**	
Part III	Item 25a	Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?	No.
Part III	Item 25b	If yes to Item 25(a), is the NMS Stock ATS required to comply with Rule 301(b)(5)(ii) of Regulation ATS? If yes, i. Provide the ticker symbol for each such NMS stock during each of the last 6 calendar months; and ii. Describe the written standards for granting access to trading on the ATS pursuant to Rule 301(b)(5)(ii)(A) of Regulation ATS.	N/A
Part III	**Item 26**	**Aggregate Platform Data**	
Part III	Item 26	Does the NMS Stock ATS publish or otherwise provide to one or more Subscribers aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS? If yes, i. Attach, as Exhibit 4, the most recent disclosure of aggregate platform-wide order flow and	No.

Part Number	Item Number	Question	Answer
		execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. [or certify that Exhibit 4 is available on website] ii. Attach, as Exhibit 5, a list and explanation of the categories or metrics for the aggregate platform-wide order flow and execution statistics provided as Exhibit 4 and explain the criteria or methodology used to calculate aggregate platform-wide order flow and execution statistics. [or certify that Exhibit 5 is available on website]	